December 13, 2018

Sheldon Karasik
Chief Executive Officer
Mineral Mountain Mining & Milling Company
13 Bow Circle, Suite 170
Hilton Head, SC 29928

        Re: Mineral Mountain Mining & Milling Company
            Amendment No. 1 to Registration Statement on Form S-1
            Filed November 27, 2018
            File No. 333-227839

Dear Mr. Karasik:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 8, 2018 letter.

Amendment No. 1 to Registration Statement of Form S-1 Filed November 27, 2018

Risk Factors
Because we did not file financial reports . . ., page 27

1. We note your response to comment 5. Please delete the language in the second clause in the third sentence through and including the sixth sentence of the risk factor and describe the 10-K and 10-Qs that the company has recently filed. Please also move the Risk
       Factors section so that it immediately follows the Company Information section on page
       6. See Item 503(c) of Regulation S-K.
 Sheldon Karasik
Mineral Mountain Mining & Milling Company
December 13, 2018
Page 2
Related Party Transactions, page 45

2. We note your response to comment 13 and your disclosure on page 42 that Sheldon
      Karasik became a director and officer in November 2017. It appears that Sheldon Karasik has been a promoter of the company in the past five years. Please state the names of your promoters and provide the disclosure required by Item 404(c) of Regulation S-K.
Financial Statements, page F-1

3. Please revise to update the financial statements as required by Rule 8-08 of Regulation S-
      X.
Notes to Financial Statements
Note 3 - Mining Claims and Land
Alaska Mineral Lease and Option to Purchase, page F-9

4. We are continuing to evaluate your response to comment 16 and the related issues. We may have further comments upon completion of our evaluation.
       You may contact Joanna Lam at 202-551-3476 or Raj Rajan at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact
Jonathan Burr at 202-551-5833 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                           Sincerely,

FirstName LastNameSheldon Karasik                 Division of Corporation
Finance
                                                  Office of Beverages, Apparel
and
Comapany NameMineral Mountain Mining & Milling Company
                                                  Mining
December 13, 2018 Page 2
cc:       Peter M. Papasavas, Esq.
FirstName LastName